Filed by: TeraWulf Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: IKONICS Corporation
Commission File No.: 000-25727
Date: August 10, 2021

Paul Prager Bloomberg TV Interview Transcript

Guy Johnson: Live from London, I’m Guy Johnson, with Alix Steel over in New York. This is Bloomberg Markets. As we’ve been discussing, the senate blocking a change to cryptocurrency reporting rules. The current language in the legislation basically will require entities such as miners and software developers to report tax data to the IRS, the Internal Revenue Service. So more now – we’re joined by Paul Prager, TeraWulf CEO and founder. He’s joining – TeraWulf is building an environmentally sustainable bitcoin mining facility, which was going to use nuclear and hydropower for its operations. It’s going to get caught up in all of this. Paul – great to see you! Thank you for taking some time to join us. What do you make of the legislation? What impact is it gonna have?

Paul Prager: First off, thank you very much for having me on. TeraWulf is … is all about bitcoin and sustainable mining. I think we’ll have a couple of bites at this apple from a legislative perspective. I ultimately believe legislation is good. Legislation only serves to legitimize bitcoin, and I’m excited about its capability to store value. But I do think there’ll be a few opportunities here to craft and mold this legislation so that it doesn’t deter innovation or you know, proper reporting and disclosure.

Alix Steel: So just one more on that, Paul. From what is going to potentially pass in the infrastructure bill, what kind of burden is that from you short-term? On you short-term?

Paul Prager: I think near-term, it could be somewhat troublesome because we just don't have all the information that people are expecting us to want…to have the ability to disclose. But again, I think this gets sorted out. I think there’ll be responsible legislation, and ultimately, I think that’s very good for bitcoin mining and people who buy bitcoin.

Guy Johnson: A lot is being made of these recent reports on the environmental impact that humans are having at the moment. We are seeing therefore a great deal of emphasis being placed on your industry, as you say, to try and clean up, to try and do this in a sustainable way. Paul - just kind of talk me through what is happening in the industry, what you are doing. There do seem to be a lot of firms making claims that they are mining bitcoin and doing it in a clean way. How do I separate the people that are and the people that aren't, the greenwashing from the reality?

Paul Prager: Sure. First of all, let me tell you a little bit about bitcoin from TeraWulf's perspective. We’re gonna have fifty megawatts online this year, three hundred and seventy-five next. We have a pipeline of eight hundred megawatts. Our energy resources are diversified. We are targeting a 100% zero-carbon emission. We have hydro resource, and we have nuclear power resource. So, we’re targeting a 100% zero-carbon emission. I think there are some folks out there that are mining using energy resources that they’re trying to get carbon neutral so they’re mining using thermo resources and they’re buying carbon credits. I ultimately believe that bitcoin mining can be entirely sustainable, that it can be all about zero-carbon emissions as opposed to sort of creating carbon and then getting even through buying credits. And I think that’s where TeraWulf is going to excel.

Alix Steel: Paul, one of the main issues in general just with using renewable energy and hydropower as well is the transmission … the transmission lines and the storing and the distribution. How did you… how are you gonna fix that? Do you have to build the stuff? Are you going to build a plant that is close to a transmission line? How do you cross that hurdle?

Paul Prager: So, the genesis of Terawulf was a company called Beowulf. I had been in energy infrastructure for the last 30 years. Bitcoin mining, at its core, is energy infrastructure. Bitcoin mining, at its core, is energy infrastructure. You are taking a locally produced commodity in electricity and turning it into a globally traded commodity and stored value in bitcoin. So, from our perspective, from the TeraWulf perspective, it’s all about siting. It’s all about familiarity with local regulations, governance and it’s about picking sites where you can get the permits, where you have the requisite infrastructure, the transformers necessary to step down that stranded electricity at a very very good price into what is usable for bitcoin mining.

Filed by: TeraWulf Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: IKONICS Corporation
Commission File No.: 000-25727
Date: August 10, 2021

Guy Johnson: Do you think people would be prepared to pay more for a green bitcoin? Can I tell if it’s a green bitcoin or not a green bitcoin? What are the rates of return from generating electricity for bitcoin versus selling it to the grid?

Paul Prager: Right. So, I think the answer to that is the miners themselves will ultimately have a cost to produce bitcoin that must factor into it the energy resource that it utilizes. You know, we talked about legislation and regulation earlier, and again, I feel it’s very good for the industry. But when legislation, regulation comes, we think it will likely come in the form of “what’s the energy that you are utilizing to mine bitcoin? Is there gonna be a carbon tax?” So, we ultimately think that that legislative effort will affect the individual party’s cost to mine bitcoin. We think we’ll be the lowest cost because we’re mining with sustainable energy. The second thing is, yeah I think people can identify who’s mining bitcoin with a focus on ESG, with a focus on sustainable energy. So, I think people need to look into the energy resources of the various miners and decide what’s important to them.

Alix Steel: So Paul, on that, once the Chinese government banned mining, did you notice any influx of Chinese miners? Did that change your operations and your profits? And … and I ask because it depends on you know, who is doing it greenly or not, and I wonder if you noticed anything.

Paul Prager: Yeah, I think the Chinese migration has had a significant impact here. I mean at its height, I think we were at 180 ex-hash and I think it went down to as low as 85 in late spring and summer. And now it is already up to 120. So, A) there are Chinese mining firms looking for the stable government, stable regulation, responsible regulation that the United States promises. B) More miners are available. There was a short-term shortage of miners, and I think that now they are readily available and they’re coming at a better price and at better terms to miners, so I think that’s been enabled. And third, with the hash rate being lower, there's an early mover advantage. The people that are mining today or can have mining readily available by year end, I think they are getting a bigger piece of the pie because of the lower hash rate.

Alix Steel: Paul, really interesting stuff. Love to see how this develops. Paul Prager, TeraWulf CEO and founder. Thank you very much.